Exhibit 99.3

YD Bio Limited Reports Unaudited Financial Results for the Six Months Ended June 30, 2026

TAIPEI, Taiwan, Aug. 31, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation–based cancer detection technology and ophthalmologic innovations, today announced its financial results for the six months ended June 30, 2026.

Management Commentary

“The first half of 2026 marks a historic turning point for YD Bio, highlighted by our transition to bottom-line profitability and a remarkable 315% surge in top-line revenue,” said Dr. Ethan Shen, Chairman and CEO of YD Bio. “This explosive growth is the direct result of our proactive commercial strategies, which successfully expanded our volume footprint with existing customers and secured large-scale orders for key diagnostic and therapeutic assets. While our net income of $6.7 million was propelled by non-cash adjustments in the fair value of our warrant liabilities, our structural baseline has never been stronger. We have deliberately expanded our staffing, clinical research, and marketing investments to actively shift our multi-vertical healthcare platform from a pure asset-validation phase into an era of repeatable, cross-border commercial execution.”

Dr. Shen continued, “Looking ahead to the remainder of 2026, we are focused on aggressively managing our capital resources to address our operational runway while building sustainable long-term value. We are scaling up our authorized multi-state molecular laboratory network, advancing the newly launched cross-border clinical trial pilot in Canada, and accelerating our scaled-up exosome manufacturing batches. Furthermore, we have continued to invest heavily in our future by increasing our research and development expenses, specifically relating to two key licensed patents and know-how, which will form the foundation of our next-generation product offerings. Simultaneously, our team continues to carry out due diligence on major therapeutic and AI-driven business combinations. We are entering the second half of the year fully committed to executing our strategic pipeline, expanding patient access to early-stage molecular diagnostics, and systematically driving toward self-sustaining cash flow.”

YD Bio’s Six Months Ended June 30, 2026 Financial Results

Through the Company’s combined diagnostics platform, life science service infrastructure, licensed technology portfolio and healthcare commercialization capabilities, YD Bio seeks to develop a scalable operating model designed to support growth across multiple regulated healthcare segments. The following table presents selected summarized financial information taken from YD Bio’s unaudited consolidated statements of operations for the six months ended June 30, 2026 and 2025.

	Six months ended June 30,
In thousands USD, except percentage data, differences due to rounding	2026	2025	Variance %
Net revenue	$847	204	315%
Cost of revenue	(578)	(135)	328%
Gross profit	269	69	290%
General and administrative expenses	1,866	1,170	59%
Selling and marketing expenses	518	57	809%
Research and development expenses	1,114	791	41%
Impairment of expected credit loss	5	4	25%
Total operating expenses	3,503	2,023	73%
Loss from operations	(3,234)	(1,954)	66%
Other income, net	36	17	108%
Interest income	51	18	183%
Change in fair value of warrant liabilities	9,847	-	N/A
Total other income, net	9,934	35	28,283%
Income (loss) before income tax	6,700	(1,918)	N/A
Income taxes benefit	-	2	(100)%
Net income (loss)	$6,700	$(1,917)	N/A

Net Revenue

Net revenue increased by $642,494 or 315% to $846,501 for the six months ended June 30, 2026, compared to $204,007 for the six months ended June 30, 2025. The top 5 individual products by revenue accounted for 57% of the total revenue during the six months ended June 30, 2026. This revenue growth was primarily attributed to increase in sales of drugs and medical and related products by $589,944, driven by the Company’s more proactive efforts in expanding business with existing clients during the six months ended June 30, 2026, enhancing its visibility and influence among clients, and securing several sizable orders, including a single order for Fetroja for Injection (a new product) amounting to $327,060 from the top client, which contributed 39% of the net revenue for the six months ended June 30, 2026.

Top five individual products by revenue for the six months ended June 30, 2026:

Product	Revenue
Fetroja for Injection (Drugs)	$327,060
Keytruda Injection (Drugs)	$55,426
Universal High-Speed Refrigerated Centrifuge (Medical and related products)	$45,504
Lynparza (Drugs)	$27,211
Imbruvica (Drugs)	$26,544
Subtotal	$481,745

Top five individual products by revenue for the six months ended June 30, 2025:

Product	Revenue
Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	$35,000
Pharmorubicin Injection (Drugs)	$17,938
12-Lead Electrocardiograph (Medical and related products)	$10,048
Solu-Medrol Injection (Drugs)	$8,478
Subtotal	$113,967

Cost of Revenue

Cost of revenue increased by $443,059 or 328% to $578,271 for the six months ended June 30, 2026, compared to $135,212 for the six months ended June 30, 2025. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to relatively lower margins associated with a certain large sales order amounting to $327,060, accounting for 39% of the net revenue for the six months ended June 30, 2026.

Supplier concentration for the six months ended June 30, 2026 included purchases from two suppliers, accounting for approximately 42.9% and 19.2% of purchases. While YD Bio actively manages relationships with suppliers and seeks to diversify its supplier base, a disruption in the supply of goods or services from a major supplier could have a material adverse effect on the Company’s operations and financial results.

Gross Profit

Gross Profit increased by $199,435 or 290% to $268,230 for the six months ended June 30, 2026, compared to $68,795 for the six months ended June 30, 2025. The change was primarily due to higher sales volumes.

Operating Expenses

For the six months ended June 30, 2026, our total operating expenses were approximately $3.5 million, reflecting an increase of $1.5 million compared to $2.0 million for the six months ended June 30, 2025. The increase was mainly caused by the increase of professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

Net (Loss) Income

For the six months ended June 30, 2026, the net income was $6.7 million compared to net loss of $1.9 million for the six months ended June 30, 2025. The increase in net income was mainly caused by the increase of change in fair value of warrant liabilities by $9.8 million, offset by increase in professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company. Excluding non-cash fair value changes of warrant liabilities, the unadjusted operational net loss increased by $1.2 million or 64% to $3.1 million for the period.

Cash and Cash Equivalents

As of June 30, 2026, YD Bio’s cash was $2,662,004 compared to $6,007,615 as of December 31, 2025. This decrease was primarily due to payment for professional and consultancy services fees of $0.7 million, research and development expenses of $1.2 million, staff cost of 1.2 million, payment for purchase of medical products of $0.9 million and prepayment for the purchase of office space and parking facilities of $0.5 million, offset by sales collection of $1 million and a decrease in amount due from affiliates of $0.3 million.

YD Bio Major Developments

Physician-Partnership Initiatives

●	Launched a physician-partnership model in Taiwan on August 11 beginning with the collaboration with the Taiwan Chronic Disease Healthcare Association and the Future Health Institute, introducing two chrono-nutrition formulations and co-authoring a related peer-reviewed article in the journal Nutrients.

Therapeutics and Limbal Stem Cell Platform

●	Completed key development and technology transfer milestones for licensed LSC-derived exosome technologies, including exosome purification process development, characterization, specification validation, and nonclinical evaluation in animal studies.

●	Plans to advance the platform through the development of a scaled-up exosome raw material manufacturing process and the completion of three pilot production batches to position for future drug product development.

●	Disbursed a total of $2,820,000 under the patent agreement with 3D Global for stages spanning cell source development, cell banks establishment, stability examination, and raw material exosome development up to June 30, 2026.

Diagnostics and Telehealth

●	Launched the online EG Telehealth Platform on March 31, 2026, in partnership with EG BioMed, introducing a physician-directed channel supporting access to blood-based multi-cancer tests.

●	Expanded the multi-state laboratory operating footprint of affiliate EG BioMed US Inc. to 47 states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa.

●	YD Bio and Numia Health have launched a six-month Canadian pilot evaluating cross-border, blood-based cancer detection. The project uses OkaiDx tests to process mobile-collected samples for up to 50 patients at a U.S. laboratory.

Strategic Expansions and Acquisitions

●	Announced a non-binding Memorandum of Understanding on January 6, 2026, to merge with EG BioMed to build out DNA methylation-based diagnostics and biomarker analytics.

●	Entered a binding Letter of Intent on January 20, 2026, to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (SSMC) for total consideration of approximately NT$839,832,000 (approximately US$26.87 million).

●	Entered into a Master Strategic Alliance Agreement via subsidiary YD Bio USA on February 24, 2026, to act as the exclusive U.S. agent and FDA liaison for YC Biotech Co., Ltd.’s clients in Asia, generating $66,642 in revenues for the six months ended June 30, 2026.

About YD Bio Limited

YD Bio is a U.S.-anchored public biotechnology company building an integrated healthcare platform spanning regulated molecular diagnostics, clinical services, precision medicine, and life science commercialization. The Company operates DNA methylation–based oncology testing programs in the United States under a laboratory-developed test strategy and supports pharmaceutical and biotechnology partners through compliant life science distribution and clinical trial supply chain services. In addition, the Company maintains regulated ocular health commercialization operations and a consumer health distribution platform in Asia. For more information, visit ir.ydesgroup.com and follow the Company on Facebook, X, Threads, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s plans, objectives and expectations for its business, strategy, operations, financial condition, results of operations, liquidity, certain transactions, regulatory approvals and clinical trials are forward-looking statements. Forward-looking statements are not guarantees of future performance and can be identified by words such as “aim,” “intend,” “seek,” “believe,” “designed to,” “expects,” “anticipates,” “plans,” “may,” “could,” “will” and other similar expressions. The article described above is a narrative review of published literature; it reports no new experimental or clinical data and does not establish the clinical safety or efficacy of any product. Actual results may differ materially from those expressed or implied due to a variety of factors, including the company’s ability to execute its strategic plans and to complete and realize the anticipated benefits from certain transactions and partnerships; the company’s ability to build and manage growth; consumer demand and market acceptance; competition; regulatory and labeling requirements in Taiwan and other jurisdictions; currency exchange rates; geopolitical tensions and macroeconomic conditions; and other risks and uncertainties described in YD Bio’s filings with the U.S. Securities and Exchange Commission. The Company cautions investors not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements, except as required by law, and encourages investors to review the risk factors in its Annual Report on Form 20-F and other SEC filings.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214

YD BIO LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026	As of December 31, 2025
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,662,004	6,007,615
Accounts receivable, net	223,067	167,477
Due from affiliates	33,636	291,540
Inventories	1,892,355	1,879,542
Prepaid expenses and other current assets	780,309	1,324,016
TOTAL CURRENT ASSETS	5,591,371	9,670,190

Operating lease right-of-use assets, net	6,681	8,470
Property, plant and equipment, net	50,648	59,340
Intangible assets	2,473,692	2,609,739
Prepaid expenses, non-current	1,937,869	1,431,658
TOTAL ASSETS	10,060,261	13,779,397

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	358,864	785,665
Operating lease liabilities, current	5,002	6,764
Accounts payable	371,594	413,290
Accrued expenses and other liabilities	333,411	437,859
TOTAL CURRENT LIABILITIES	1,068,871	1,643,578
Warrant Liabilities	4,517,421	14,991,482
TOTAL LIABILITIES	5,586,292	16,635,060

Commitments and contingencies

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares ($0.0001 par value, 500,000,000 shares authorized; 70,842,844 and 70,789,261 issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	7,084	7,079
Additional paid-in capital	7,862,430	7,161,681
Accumulated deficits	(3,537,862)	(10,238,359)
Accumulated other comprehensive income	142,317	213,936
Total shareholders’ equity (deficit)	4,473,969	(2,855,663)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,060,261	13,779,397

YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME/(LOSS)

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Revenue	846,501	204,007
Cost of revenue	(578,271)	(135,212)
Gross profit	268,230	68,795

Operating expenses
General and administrative expenses	1,866,420	1,170,489
Selling and marketing expenses	518,147	56,574
Research and development expenses	1,113,766	791,456
Impairment of expected credit loss	4,553	4,108
Total operating expenses	3,502,886	2,022,627

Loss from operations	(3,234,656)	(1,953,832)

Other income
Other income, net	35,916	17,305
Interest income	52,705	18,439
Change in fair value of warrant liabilities	9,846,532	-
Total other income, net	9,935,153	35,744

Income (Loss) before income tax	6,700,497	(1,918,088)
Income tax benefit	-	1,507
Net income(loss)	6,700,497	(1,916,581)

Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(71,619)	414,486
Other Comprehensive income (loss)	6,628,878	(1,502,095)

Basic and diluted net income (loss) per share	0.09	(0.03)
Basic and diluted weighted average number of shares outstanding	70,827,822	64,730,411

YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	6,700,497	(1,916,581)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Deferred tax liability	—	(1,510)
Depreciation expenses	8,477	8,043
Amortization	95,748	95,142
Impairment of expected credit loss	4,553	4,108
Loss on disposal of property and equipment	3,927	—
Lease expenses	10,139	19,187
Stock based compensation	60,000	—
Change in fair value of warrant liabilities	(9,846,532)	—
Changes in operating assets and liabilities
Accounts receivable	(60,143)	(9,928)
Inventories	(12,813)	(332,878)
Prepaid expense and other current assets	539,682	(157,138)
Due from affiliates	257,904	(45,316)
Accounts payable	(41,696)	9,308
Accrued expense and other liabilities	(104,448)	150,684
Amounts due to affiliates	(426,801)	23,621
Operating lease liabilities	(10,112)	(8,620)
Net cash used in operating activities	(2,821,618)	(2,161,878)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepayments for real estate	(506,211)	—
Acquisition of property, plant and equipment	(8,069)	(2,659)
Net cash used in investing activities	(514,280)	(2,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	17,250	—
Payment of offering cost related to business combination	—	(561,207)
Net cash provided by (used in) financing activities	17,250	(561,207)

Effect of change in exchange rate	(26,963)	62,966

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,345,611)	(2,662,778)
Cash and cash equivalents, beginning of period	6,007,615	3,132,298
Cash and cash equivalents, end of period	2,662,004	469,520

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	—	—
Interest paid	—	—